

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 14, 2017

Mr. J.D. Moriarty
Chief Financial Officer
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

> **Re: LendingTree, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-34063**

Dear Mr. Moriarty:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                     /s/ Gus Rodriguez

                    Gus Rodriguez
                    Accounting Branch Chief
                    Office of Financial Services